FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of August 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Second Quarter 2013 Results

Very Strong Second Quarter 2013

Excellent operational and financial performance

High level of multi-client sales

PARIS, France – August 1st 2013 – CGG (ISIN: 0000120164 – NYSE: CGG) announced today its non-audited second quarter 2013 consolidated results. All comparisons are made on a year-on-year basis with CGG 2012 results before the Fugro Geoscience acquisition.

•	Very strong quarter with Revenue up 24% and an EBIT at $117 million corresponding to an EBIT at $128 million not-including a $11 million* negative non-recurring impact

•	Group Revenue at $1.032 billion, up 24%

•	Group EBIT margin was 11% and 12% not-including the negative non-recurring impact from the Fugro Geosciences transaction

•	Sustained EBIT margin at 28% for the Equipment division in line with forecasts

•	Acquisition division’s EBIT margin at 5% with a sequential improvement in marine acquisition and with seasonal weak activity in land acquisition

•	Strong EBIT margin from Geology, Geophysics & Reservoir (GGR) division at 26%, notably driven by a high level of multi-client sales at $190 million. 84% multi-client cash prefunding rate

•	Strong sequential increase in operating cash flow at $204 million

•	Negative free cash flow at $(43) million after payment of $58 million in interest

•	Net income of $36 million

•	Backlog at the end of June stood at $1.3 billion

CGG CEO, Jean-Georges Malcor, commented:

“CGG, in its new configuration, delivered a very good operational and financial performance over the quarter. Two of our divisions, Equipment and Geology, Geophysics & Reservoir, both achieved high operating margins, confirming the strength of their businesses, positioning and operations. In the Acquisition Division, Marine results were driven by record utilization rates while Land registered a loss, mainly due to the low seasonal activity in North America and severe weather and security conditions in certain countries.

Looking forward to the end of 2013 and 2014, we remain confident about exploration & production spending levels of our clients. While the integration of Fugro’s former activities is progressing well and is already bearing fruit, the reinforcement of CGG in the Geosciences is providing significant new long-term opportunities. In this context, we are confirming our annual objectives, with a second semester that we expect to be characterized by a very strong fourth quarter, especially for Sercel and multi-client.”

*	This negative impact of $(11)m linked to the Fugro Geoscience Acquisition comes in addition to the $35m positive impact during the first quarter of 2013.

Post-closing events:

As part of the company’s proactive management of its debt, CGG accelerated in July the refinancing of its credit facilities by extending the debt maturity periods:

•	A five-year-$200-million credit facility was signed with a 4.4% interest rate, notably to reimburse the 2013 tranche of our Fugro Vendor Loan

•	The two existing $289m Revolving Credit Facilities expiring in January 2014 were fully renewed with:

•	A-$165-million US Revolving Credit Facility for a period of 3+1+1 year

•	A-$325-million French Revolving Credit Facility for a period of three year with an option for five year

•	CGG also sent an early redemption notice to repay $125 million of the 9.5% 2016 High Yield Bond

Confirmation of our 2013 Financial Objectives

•	25% growth in revenue

•	To address sustained demand in multi-client especially in Brazil, multi-client cash capex was revised up to $400-$450 million with a prefunding rate confirmed above 75%

•	Industrial capex maintained around $300-$350 million

•	Positive Free Cash Flow generation

•	Return on Capital Employed improvement

Second Quarter 2013 Key Figures

In million $	Second Quarter 2012	First Quarter 2013	Second Quarter 2013
Group Revenue	831	871	1 032
Sercel	285	251	254
Acquisition	466	594	605
Geology, Geophysics & Reservoir (GGR)	200	260	367
Group EBITDAs	229	313	324
Group EBIT	96	162	117
Non-recurring items related to Fugro	0	35	(11)
Group EBIT before NRI	96	128	128
Sercel	92	69	71
Acquisition	5	47	28
GGR	30	81	96
Net Income	34	79	36
Cash Flow from Operations	104	63	204
Free Cash Flow	(129)	(148)	(43)
Net Debt	1 600	2 092	2 170
Capital Employed	5 514	6 776	6 868
Backlog	1 300	1 400	1 300

Second Quarter 2013 Financial Results by Division

Equipment

Equipment	Second Quarter	First Quarter	Second Quarter
In million $	2012	2013	2013
Equipment Total Revenue	285	251	254
External Revenue	232	190	188
EBITDAs	103	81	83
Margin	36%	32%	33%
EBIT	92	69	71
Margin	32%	28%	28%
Capital Employed (in billion $)	—	0.8	0.8

Equipment division Total Revenue was $254 million, down 11% compared to second the quarter of 2012 and up slightly sequentially. Marine equipment sales represented 48% of total revenue. Sales were strong in Eastern Europe, Asia and Russia. The commercial success of UNITE, Sercel’s wireless land acquisition system, is confirmed with sales in North America and Latin America during the quarter. External sales were $188 million, down 19% and internal sales represented 26% of total revenue.

Sercel successfully launched its new multi-sensor solid streamer, the Sentinel® MS streamer at the European seismic convention in June. It offers directional measurements for both cross-line and vertical wave fronts and delivers multi-sensor data sets for enhanced broadband imaging.

Equipment division EBITDAs was $83 million, a margin of 33%.

Equipment division EBIT was $71 million, a margin of 28%.

Equipment division Capital Employed was $0.8 billion at the end of June 2013.

Acquisition

Acquisition	Second Quarter	First Quarter	Second Quarter
In million $	2012	2013	2013
Acquisition Total Revenue	466	594	605
External Revenue	400	421	477
Total Marine	335	449	511
Total Land and Airborne Acquisition	131	145	94
EBITDAs	60	121	121
Margin	13%	20%	20%
EBIT	5	47	28
Margin	1%	8%	5%
Capital Employed (in billion $)	—	3.3	3.3

Acquisition division Total Revenue increased sharply to $605 million, up 30% year-on-year and up 2% sequentially, due to an excellent operational performance by Marine acquisition. External revenue was $477 million.

•

Marine Acquisition revenue increased sharply to $511 million, up 53% year-on-year and 14% sequentially. Production was high this quarter for the whole fleet with record availability and production rates at 93% and 92%. 45% of the fleet was acquiring BroadSeisTM projects. A large part of the fleet was located in the North Sea where six vessels were in operation, four in the Gulf of Mexico and six in Asia. 21% of the fleet was dedicated to multi-client programs.

•

Land and Airborne Acquisition revenue totalled $94 million, down 28% year-on-year and 35% sequentially. During this typically weak quarter, land crews operated in challenging safety and weather conditions. The Airborne organization should join CGG in early September.

Acquisition division EBITDAs was $121 million, a margin of 20%.

Acquisition division EBIT was $28 million, a margin of 5%. Marine acquisition continued to improve its operational and financial performance with a record utilization rate. The traditionally low level of land activity in the second quarter, due to the demobilization of the winter crews in North America, was impacted by difficult safety conditions in North Africa and in Egypt and by unfavorable climate conditions particularly in Oman and France.

Acquisition division Capital Employed was $3.3 billion at the end of June 2013.

Geology, Geophysics & Reservoir (GGR)

GGR	Second Quarter	First Quarter	Second Quarter
In million $	2012	2013	2013
GGR Total Revenue	200	260	367
Multi-client and basin data	86	123	215
Prefunding	45	61	87
Subsurface Imaging & Reservoir	114	137	152
EBITDAs	104	163	218
Margin	52%	63%	59%
EBIT	30	81	96
Margin	15%	31%	26%
Capital Employed (in billion $)	—	2.7	2.8

GGR Division Total Revenue was $367 million, up 84% year-on-year and up 41% sequentially due to a good performance across all businesses in a strong market.

•	Multi-client and basin data revenue increased sharply to $215 million, up 149% year-on-year and 75% sequentially.

•

Prefunding revenue was $87 million. Multi-client cash capex was at $107 million and was mainly focused offshore in the Gulf of Mexico with the continuation of our IBALT program and in the North Sea. Onshore multi-client cash capex was spent in the Marcellus region. After-sales were at a high level across the regions and particularly in Brazil, ahead of the October Santos pre-salt bid round. The multi-client cash prefunding rate was 84% this quarter.

•

Imaging & Reservoir revenue was $152 million, up 35% year-on-year and 12% sequentially. The imaging and reservoir characterization markets remain buoyant due to the increasing volume of data and by a high number of projects in more complex geologies.

GGR Division EBITDAs was $218 million, a margin of 59%.

GGR Division EBIT was $96 million, a margin of 26%. The depreciation rate averaged 51%, the Net Book Value at the end of June 2013 was $751 million.

GGR Division Capital Employed was $2.8 billion at the end of June 2013.

Second Quarter 2013 Financial Results

Group Total Revenue was $1.032 billion, up 24% year-on-year and 18% sequentially. It breaks down to 18% from the Equipment division, 46% from the Acquisition division, and 36% from the GGR division.

Group EBITDAs was $324 million, a margin of 31%. Before the non-recurring charge associated with the Fugro Geoscience deal, Group EBITDAs was $333 million.

In million $	Second Quarter 2012	First Quarter 2013	Second Quarter 2013
Group EBITDAs	229	313	324
Margin	28%	36%	31%
Sercel	103	81	83
Acquisition	60	121	121
GGR	104	163	218
Eliminations	(26)	(83)	(75)
Corporate	(12)	(11)	(14)
Non-recurring items related to Fugro	0	41	(10)

Group EBIT was $117 million, a margin of 11%. Before the non-recurring charge associated with the Fugro Geoscience deal, Group EBIT was $128 million, a margin of 12%.

In million $	Second Quarter 2012	First Quarter 2013	Second Quarter 2013
Group EBIT	96	162	117
Margin	11%	19%	11%
Sercel	92	69	71
Acquisition	5	47	28
GGR	30	81	96
Eliminations	(18)	(56)	(51)
Corporate	(13)	(13)	(15)
Non-recurring items related to Fugro	0	35	(11)

Financial Charges were $47 million:

•	Cost of Debt was $47 million, while the total amount of interest paid during the quarter was $58 million

Taxes were $35 million including the $2 million favorable impact of deferred tax on currency translation.

Group Net Income was $36 million.

After minority interests, Net Income attributable to the owners of CGG was a gain of $35 million/€27 million. EPS was positive at $0.20/€0.15.

Cash Flow

Cash Flow from operations was $204 million, a significant improvement compared to the first quarter 2013 figure of $63 million.

Global Capex was $198 million this quarter.

•	Industrial capex was $77 million

•	Research & Development capex was $14 million

•	Multi-client cash capex was $107 million

	Second Quarter	First Quarter	Second Quarter
In million $	2012	2013	2013
Capex	179	202	198
Industrial	90	64	77
R&D	7	11	14
Multi-client Cash	82	127	107
Marine MC	41	119	87
Other MC	41	8	20

Free Cash Flow

After $58 million interest expenses paid during the quarter and Capex, free cash flow was negative at $(43) million.

Second Quarter 2013 Comparisons with Second Quarter 2012

Consolidated Income Statements	Second Quarter	First Quarter	Second Quarter
In million $	2012	2013	2013
Exchange rate euro/dollar	1.298	1.329	1.296
Operating Revenue	831.0	870.7	1031.7
Sercel	285.2	250.7	254.3
Acquisition	466.5	594.0	605.4
GGR	199.5	259.6	366.9
Elimination	(120.2)	(233.6)	(194.9)
Gross Margin	177.8	196.1	237.9
Operating Income	85.4	151.8	121.5
Equity from Investments	10.1	10.6	(4.5)
EBIT	95.5	162.4	117.0
Sercel	91.7	69.1	71.0
Acquisition	5.3	47.2	28.0
GGR	29.9	80.7	95.9
Non-recurring items related to Fugro	0.0	34.7	(10.8)
Corporate and eliminations	(31.4)	(69.3)	(67.1)
Net Financial Costs	(34.0)	(51.3)	(46.7)
Income Taxes	(24.4)	(25.3)	(36.3)
Deferred Tax on Currency Translation	(2.8)	(6,7)	1.7
Net Income	34.3	79.1	35.7
Earnings per share in $	0.19	0.43	0.20
Earnings per share in €	0.14	0.33	0.15
EBITDAs	228.8	313.2	323.8
Sercel	102.5	81.2	83.1
Acquisition	59.6	121.2	120.6
GGR	103.9	163.5	217.9
Non-recurring items related to Fugro	0.0	40.9	(9.6)
Corporate and eliminations	(37.2)	(93.6)	(88.2)
Industrial Capex (including R&D capex)	97.1	74.9	90.2
Multi-client Cash Capex	81.9	127.2	107.3

First Half 2013 Financial Results

Group Total Revenue was $1.902 billion up 18% compared to the first half 2012. It breaks down to 20% from the Equipment division, 47% from the Acquisition division and 33% from the GGR division.

Group EBITDAs was $637 million up 44%, a 33% margin. Before the non-recurring impact of the Fugro Geoscience deal, Group EBITDAs was $606 million.

In million $	First Half 2012	First Half 2013
Group EBITDAs	441	637
Margin	27%	33%
Sercel	229	164
Acquisition	85	242
GGR	230	381
Eliminations	(81)	(157)
Corporate Costs	(23)	(24)
Non-recurring items linked to Fugro	0	31

Group EBIT was $279 million up 82%, a margin of 15%. Before the non-recurring impact of the Fugro Geoscience deal, Group EBIT was $256 million, a margin of 13%.

In million $	First Half 2012	First Half 2013
Group EBIT	153	279
Margin	9%	15%
Sercel	207	140
Acquisition	(34)	75
GGR	67	177
Eliminations	(61)	(107)
Corporate Costs	(27)	(29)
Non-recurring items linked to Fugro	0	24

Financial Charges were $98 million:

•	The cost of Debt was $93 million, while the total amount of interest paid during the quarter was $66 million

•	Other financial items were negative at $5 million including $3 million related to additional bridge-loan commitment fees

Taxes were $67 million including $5 million due to the unfavorable impact of deferred tax on currency translation.

Group Net Income was $115 million.

After minority interests, Net Income attributable to the owners of CGG was $112 million/€85 million. EPS was positive at $0.63/€0.48.

Cash Flow

Cash Flow from operations was $267 million.

Global Capex was $400 million in the first half of the year.

•	Industrial capex was $141 million, 47% of the total amount of the year

•	Research & Development capex was $24 million

•	Multi-client cash capex was $235 million, 52% of the total amount of the year

	First Half	First Half
In million $	2012	2013
Capex	382	400
Industrial	210	141
R&D	14	24
Multi-client Cash	157	235
Marine MC	92	207
Other MC	66	28

Free Cash Flow

After $66 million of interest paid during the first half of the year and Capex, free cash flow was negative at $(191) million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.529 billion at the end of June 2013.

Available cash was $359 million. Group net debt was $2.170 billion at the end of June 2013.

Net debt to equity ratio, at the end of June 2013, was 47%.

2013 First Half Comparisons with 2012 First Half

Consolidated Income Statements	First Half	First Half

In million $	2012	2013
Exchange rate euro/dollar	1.308	1.312
Operating Revenue	1617.6	1902.4
Sercel	633.0	505.0
Acquisition	849.3	1199.4
GGR	418.8	626.5
Elimination	(283.5)	(428.5)
Gross Margin	316.4	434.0
Operating Income	139.2	273.3
Equity from Investments	13.7	6.1
EBIT	152.9	279.4
Sercel	207.2	140.1
Acquisition	(34.0)	75.2
GGR	67.2	176.6
Non-recurring items related to Fugro	0.0	23.8
Corporate and eliminations	(87.5)	(136.3)
Net Financial Costs	(75.9)	(98.0)
Income Taxes	(46.2)	(61.6)
Deferred Tax on Currency Translation	0.0	(5.0)
Net Income	30.8	114.8
Earnings per share in $	0.13	0.63
Earnings per share in €	0.10	0.48
EBITDAs	440.8	637.0
Sercel	229.4	164.3
Acquisition	84.7	241.8
GGR	230.5	381.4
Non-recurring items related to Fugro	0.0	31.4
Corporate and eliminations	(103.8)	(181.9)
Industrial Capex (including R&D capex)	224.2	165.1
Multi-client Cash Capex	157.4	234.5

Other Information

•	An English language conference call is scheduled today August 1st, 2013 at 10:00 AM (Paris time) – 9:00 AM (London time).

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

- US Toll-Free	1-877-317-6789

- International call-in	1-412-317-6789

- Replay	1-877-344-7529 & 1-412-317-0088

Conference number: 10024658

You will be connected to the conference: “CGG Q2 2013 results”.

•	Copies of the presentation are posted on the Company website www.cgg.com and can be downloaded.

•	The conference call will be broadcast live on the CGG website www.cgg.com and a replay will be available for two weeks thereafter.

About CGG:

CGG (www.cgg.com) is a fully integrated Geosciences company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 9,800 people around the world, all with a Passion for Geosciences and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts:

Group Communications Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGG

CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter 2013

CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	June 30, 2013 (unaudited)	December 31, 2012 (restated)
ASSETS
Cash and cash equivalents	358.8	1,520.2
Trade accounts and notes receivable, net	1,062.5	888.7
Inventories and work-in-progress, net	445.0	419.2
Income tax assets	131.5	111.7
Other current assets, net	178.7	139.6
Assets held for sale, net	10.6	393.9
Total current assets	2,187.1	3,473.3
Deferred tax assets	175.5	171.4
Investments and other financial assets, net	56.5	53.7
Investments in companies under equity method	332.8	124.5
Property, plant and equipment, net	1,688.2	1,159.5
Intangible assets, net	1,208.0	934.9
Goodwill, net	3,111.8	2,415.5
Total non-current assets	6,572.8	4,859.5
TOTAL ASSETS	8,759.9	8,332.8

LIABILITIES AND EQUITY
Bank overdrafts	8.4	4.2
Current portion of financial debt	164.2	47.8
Trade accounts and notes payable	478.3	505.5
Accrued payroll costs	218.5	209.9
Income taxes liability payable	101.7	97.0
Advance billings to customers	40.8	36.0
Provisions – current portion	44.3	21.0
Other current liabilities	335.9	300.2
Total current liabilities	1,392.1	1,221.6
Deferred tax liabilities	137.5	106.0
Provisions – non-current portion	137.1	123.5
Financial debt	2,356.5	2,253.2
Other non-current liabilities	39.3	46.6
Total non-current liabilities	2,670.4	2,529.3
Common stock 301,836,238 shares authorized and 176,860,885 shares with a €0.40 nominal value issued and outstanding at June 30, 2013 and 176,392,225 at December 31, 2012	92.7	92.4
Additional paid-in capital	3,180.0	3,179.1
Retained earnings	1,274.5	1,190.6
Other reserves	(25.2)	(27.8)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	111.6	75.2
Cumulative income and expense recognized directly in equity	(7.7)	(7.6)
Cumulative translation adjustment	(3.5)	1.9
Equity attributable to owners of CGG	4,601.8	4,483.2
Non-controlling interests	95.6	98.7
Total equity	4,697.4	4,581.9
TOTAL LIABILITIES AND EQUITY	8,759.9	8,332.8

*	Starting January 1, 2013, CGG applies IAS19 revised - Employee benefits. As the application of this new standard is a change of accounting policy, all comparative financial information has been restated to present comparative amounts for each period presented as if the new accounting policy had always been applied. The adjustments resulting from the immediate recognition of past services costs were as follows as of December 31, 2012: Increase in employee benefit liability of U.S.$15.9 million, decrease in opening retained earnings of U.S.$(10.0) million and decrease in deferred tax liability of U.S.$(5.9) million.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2013	2012 (restated) (4)
Operating revenues	1,902.4	1,617.6
Other income from ordinary activities	1.1	2.1
Total income from ordinary activities	1,903.5	1,619.7
Cost of operations	(1,469.5)	(1,303.3)
Gross profit	434.0	316.4
Research and development expenses, net	(51.0)	(44.5)
Marketing and selling expenses	(62.9)	(46.6)
General and administrative expenses	(105.2)	(92.1)
Other revenues (expenses), net	58.4	6.0
Operating income	273.3	139.2
Expenses related to financial debt	(94.1)	(78.7)
Income provided by cash and cash equivalents	1.0	1.4
Cost of financial debt, net	(93.1)	(77.3)
Other financial income (loss)	(4.9)	1.4
Income (loss) of consolidated companies before income taxes	175.3	63.3
Deferred taxes on currency translation	(5.0)	—
Other income taxes	(61.6)	(46.2)
Total income taxes	(66.6)	(46.2)
Net income (loss) from consolidated companies	108.7	17.1
Share of income (loss) in companies accounted for under equity method	6.1	13.7
Net income (loss)	114.8	30.8
Attributable to :
Owners of CGG	$111.6	21.2
Owners of CGG(1)	€85.1	16.2
Non-controlling interests	$3.2	9.6
Weighted average number of shares outstanding	176,750,616	158,703,135
Dilutive potential shares from stock-options	588,127	658,216
Dilutive potential shares from performance share plan	611,140	678,850
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,949,883	160,040,201
Net income (loss) per share Basic	$0.63	0.13 (3)
Basic (1)	€0.48	0.10 (3)
Diluted	$0.63	0.13 (3)
Diluted (1)	€0.48	0.10 (3)

(1)	Converted at the average exchange rate of U.S.$1.312 and U.S.$1.308 per € for the periods ended June 30, 2013 and 2012, respectively.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	Restatement related to IAS19 revised.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2013	2012 (restated) (4)
Operating revenues	1,031.7	831.0
Other income from ordinary activities	0.5	0.9
Total income from ordinary activities	1,032.2	831.9
Cost of operations	(794.3)	(654.1)
Gross profit	237.9	177.8
Research and development expenses, net	(24.9)	(22.7)
Marketing and selling expenses	(34.5)	(24.6)
General and administrative expenses	(54.2)	(45.0)
Other revenues (expenses), net	(2.8)	(0.1)
Operating income	121.5	85.4
Expenses related to financial debt	(47.2)	(39.2)
Income provided by cash and cash equivalents	0.4	0.5
Cost of financial debt, net	(46.8)	(38.7)
Other financial income (loss)	0.1	4.7
Income (loss) of consolidated companies before income taxes	74.8	51.4
Deferred taxes on currency translation	1.7	(2.8)
Other income taxes	(36.3)	(24.4)
Total income taxes	(34.6)	(27.2)
Net income (loss) from consolidated companies	40.2	24.2
Share of income (loss) in companies accounted for under equity method	(4.5)	10.1
Net income (loss)	35.7	34.3
Attributable to :
Owners of CGG	$34.9	29.9
Owners of CGG(1)	€26.6	22.8
Non-controlling interests	$0.8	4.4
Weighted average number of shares outstanding	176,719,125	158,738,591
Dilutive potential shares from stock-options	507,561	578,040
Dilutive potential shares from performance share plan	611,140	678,850
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,837,826	159,995,481
Net income (loss) per share Basic	$0.20	0.19 (3)
Basic (1)	€0.15	0.14 (3)
Diluted	$0.20	0.19 (3)
Diluted (1)	€0.15	0.14 (3)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	Restatement related to IAS19 revised.

UNAUDITED ANALYSIS BY OPERATING SEGMENT

We previously reported our results on the basis of two operating segments: Geophysical Services and Geophysical Equipment. As a result of the acquisition of the Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we are organized in three Divisions with the following operating segments:

•	Acquisition segment, which comprises:

–	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client;

–	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client;

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises:

–	Multi-clients, basin data and Data Management: seismic and geological data undertaken by us and licensed to a number of clients on a non-exclusive basis and data management services;

–	Imaging and Reservoir: processing and imaging of geophysical data and reservoir characterization.

•	Equipment segment, which we conduct through Sercel, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

Financial information by operating segment is reported in accordance with our internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

	Six months ended June 30,
	2013					2012 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	898.0	626.5	377.9	—	1,902.4	711.7	418.8	487.1	—	1,617.6
Inter-segment revenues	301.4	—	127.1	(428.5)	—	137.6	—	145.9	(283.5)	—
Operating revenues	1,199.4	626.5	505.0	(428.5)	1,902.4	849.3	418.8	633.0	(283.5)	1,617.6
Depreciation and amortization (excluding multi-client surveys)	(174.6)	(30.1)	(23.0)	—	(227.7)	(129.7)	(19.4)	(20.9)	—	(170.0)
Depreciation and amortization of multi-client surveys	—	(174.0)	—	—	(174.0)	—	(144.9)	—	—	(144.9)
Share of income in companies accounted for under equity method (1)	5.1	1.0	—	—	6.1	11.1	2.6	—	—	13.7
Earnings before interest and tax (2)	75.2	176.6	140.1	(112.5)	279.4	(34.0)	67.2	207.2	(87.5)	152.9
Capital expenditures (excluding multi-client surveys) (3)	122.0	23.5	19.5	(7.0)	158.0	197.0	15.5	11.7	(11.0)	213.2
Investments in multi-client surveys, net cash	—	234.5	—	—	234.5	—	157.4	—	—	157.4
Capital employed (4)	3.3	2.8	0.8	—	6.9	3.1	1.7	0.7	—	5.5
Total assets (4)	3.8	3.0	1.0	0.6	8.4	3.5	1.9	0.9	0.5	6.8

(1)	Operational results of companies accounted for under equity method were U.S.$4.8 million and U.S.$20.7 million for the six months ended June 30, 2013 and 2012, respectively.
(2)	GGR EBIT for the six months ended June 30, 2013 includes a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the six months ended June 30, 2013, “eliminations and other” include general corporate expenses of U.S.$(29.2) million, U.S.$(107.4) million of intra-group margin and U.S.$24.1 million of non recurring items related to the acquisition of Fugro’s Geosciences Division: (i) a gain of U.S.$84.5 million related to contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro; (ii) restructuring costs of U.S.$37.3 million related to the acquired vessels from Fugro; and (iii) acquisition costs of U.S.$23.1 million.

For the six months ended June 30, 2012, general corporate expenses amounted to U.S.$ (27.1) million.

(3)	Capital expenditures include capitalized development costs of U.S.$24.5 million and U.S.$14.1 million for the six months ended June 30, 2013 and 2012, respectively.
(4)	Based on a preliminary Fugro Purchase price allocation.

	Three months ended June 30,
	2013					2012 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	476.7	366.9	188.1	—	1,031.7	399.9	199.5	231.6	—	831.0
Inter-segment revenues	128.7	—	66.2	(194.9)	—	66.6	—	53.6	(120.2)	—
Operating revenues	605.4	366.9	254.3	(194.9)	1,031.7	466.5	199.5	285.2	(120.2)	831.0
Depreciation and amortization (excluding multi-client surveys)	(86.2)	(18.1)	(11.6)	—	(115.9)	(65.4)	(10.2)	(10.4)	—	(86.0)
Depreciation and amortization of multi-client surveys	—	(102.4)	—	—	(102.4)	—	(63.7)	—	—	(63.7)
Share of income in companies accounted for under equity method (1)	(4.0)	(0.5)	—	—	(4.5)	10.2	(0.1)	—	—	10.1
Earnings before interest and tax (2)	28.0	95.9	71.0	(77.9)	117.0	5.3	29.9	91.7	(31.4)	95.5
Capital expenditures (excluding multi-client surveys) (3)	65.0	12.3	12.8	(8.2)	81.9	82.3	8.2	6.5	(1.1)	95.9
Investments in multi-client surveys, net cash	—	107.3	—	—	107.3	—	81.9	—	—	81.9

(1)	Operational results of companies accounted for under equity method were U.S.$(6.8) million and U.S.$13.5 million for the three months ended June 30, 2013 and 2012, respectively.
(2)	For the three months ended June 30, 2013, “eliminations and other” include general corporate expenses of U.S.$(15.7) million, U.S.$(51.4) million of intra-group margin and U.S.$(10.8) million of non recurring items related to the acquisition of Fugro’s Geosciences Division: (i) restructuring costs of U.S.$6.2 million related to the acquired vessels from Fugro; and (iii) acquisition costs of U.S.$4.6 million.

For the three months ended June 30, 2012, general corporate expenses amounted to U.S.$(13.1) million.

(3)	Capital expenditures include capitalized development costs of U.S.$13.7 million and U.S.$6.9 million for the three months ended June 30, 2013 and 2012, respectively.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2013	2012 (restated) (1)
OPERATING
Net income (loss)	114.8	30.8
Depreciation and amortization	227.7	170.0
Multi-client surveys depreciation and amortization	174.0	144.9
Depreciation and amortization capitalized to multi-client surveys	(47.1)	(22.4)
Variance on provisions	17.1	(11.6)
Stock based compensation expenses	9.1	9.1
Net gain (loss) on disposal of fixed assets	(97.5)	(7.9)
Equity income (loss) of investees	(6.1)	(13.7)
Dividends received from affiliates	—	22.1
Other non-cash items	3.7	0.8
Net cash including net cost of financial debt and income tax	395.7	322.1
Less net cost of financial debt	93.1	77.3
Less income tax expense	66.6	46.2
Net cash excluding net cost of financial debt and income tax	555.4	445.6
Income tax paid	(58.7)	(84.4)
Net cash before changes in working capital	496.7	361.2
- change in trade accounts and notes receivable	(31.9)	(39.7)
- change in inventories and work-in-progress	(7.4)	(27.9)
- change in other current assets	(1.6)	(4.8)
- change in trade accounts and notes payable	(146.8)	52.4
- change in other current liabilities	(44.0)	(51.4)
Impact of changes in exchange rate on financial items	2.1	6.3
Net cash provided by operating activities	267.1	296.1
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(158.0)	(213.2)
Investment in multi-client surveys, net cash	(234.5)	(157.4)
Proceeds from disposals of tangible and intangible assets	4.6	2.5
Total net proceeds from financial assets	33.7	11.8
Acquisition of investments, net of cash and cash equivalents acquired	(939.6)	(52.5)
Impact of changes in consolidation scope	—	—
Variation in loans granted	—	0.6
Variation in subsidies for capital expenditures	—	(1.2)
Variation in other non-current financial assets	0.1	(0.7)
Net cash used in investing activities	(1,293.7)	(410.1)
FINANCING
Repayment of long-term debts	(184.2)	(47.3)
Total issuance of long-term debts	111.8	39.2
Lease repayments	(9.3)	(17.1)
Change in short-term loans	3.5	(1.9)
Financial expenses paid	(65.8)	(61.7)
Net proceeds from capital increase
- from shareholders	1.2	0.6
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(5.6)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(150.3)	(93.8)
Effects of exchange rates on cash	15.5	(4.8)
Net increase (decrease) in cash and cash equivalents	(1,161.4)	(212.6)
Cash and cash equivalents at beginning of year	1,520.2	531.4
Cash and cash equivalents at end of period	358.8	318.8

(1)	Restatement related to IAS19 revised.

HIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 1st, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP